September 18, 2009

VIA EDGAR AND FACSMILE

Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	STEELCLOUD, Inc.
Preliminary Proxy Statement on Schedule 14A, Amendment No. 1
Filed September 16, 2009
File No. 000-24015

Dear Ms. Mills-Apenteng:

We are counsel to SteelCloud, Inc. (the “Company”).  In response to the Staff’s oral comments received on September 18, 2009, relating to the above-captioned Preliminary Proxy Statement, (a) the Company confirms that it will amend its Registration Statement on Form S-1 (File No. 333-158703), to register an additional 3,200,000 shares of the Company’s common stock which may be issued in the event the Company engages placement agents, and (b) the Company will include the following revised language in the Definitive Proxy Statement:

“On April 22, 2009, the Company filed a registration statement on Form S-1/A with the Securities and Exchange Commission (File No. 333-158703) (the “Registration Statement”) seeking to register 16,000,000 shares of Common Stock (the “Shares”)  and the shares of Common Stock issuable upon exercise of the accompanying 16,000,000 Warrants (the “Warrants”) at a fixed price between $0.08 and $0.30 cents (the “Price”) per Share and at an exercise price per Warrant equal to 150% of the final offering Price.  The Price may be increased or decreased by the Company.  Any deviation from the low or high end of the Price that represents no more than a 20% change will be reflected in a Prospectus Supplement which the Company will be required to file with the Securities and Exchange Commission (the “SEC”). Any deviation from the low or high end of the Price that represents more than a 20% change will be reflected in a Post-Effective Amendment to the Registration Statement which the Company will be required to file with the SEC.

Should you have any additional questions, please do not hesitate to contact me.

Very truly yours,

/s/ Jay M. Kaplowitz

Jay M. Kaplowitz, Esq.